SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	October	2006
Commission File Number	000-23464
Hummingbird Ltd.
(Translation of registrant’s name into English)
1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated October 2, 2006 ("HUMMINGBIRD LTD. CONFIRMS CLOSING OF ACQUISITION BY A WHOLLY-OWNED SUBSIDIARY OF OPEN TEXT CORPORATION")

DOCUMENT 1

PRESS RELEASE

Open Text Acquires Hummingbird

Waterloo, October 2, 2006 – Open Text™ Corporation (NASDAQ:OTEX, TSX:OTC), a leading provider of Enterprise Content Management (ECM) software, and Hummingbird Ltd. (NASDAQ:HUMC, TSX:HUM) today announced that they have closed the transaction pursuant to which all of Hummingbird’s common shares were acquired by a wholly-owned subsidiary of Open Text.

Open Text, through its wholly owned subsidiary 6575064 Canada Inc. acquired all of the issued and outstanding common shares of Hummingbird at a cash price of US$27.85 per common share which, together with the 764,850 common shares of Hummingbird owned by Open Text prior to the transaction, represent all of the issued and outstanding shares of Hummingbird. The transaction is valued at approximately US$489 million and was previously announced by Open Text on August 4, 2006.

The transaction was completed pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act and an arrangement agreement made as of August 4, 2006, which was amended on September 19, 2006, among 6575064 Canada Inc., Open Text and Hummingbird.

Under the plan of arrangement Hummingbird’s shareholders are entitled to receive US$27.85 in cash for each Hummingbird common share. It is expected that Hummingbird’s common shares will be delisted from the Toronto Stock Exchange and the NASDAQ after the close of business on October 2, 2006.

About Open Text

Open Text™ is a leading provider of Enterprise Content Management (ECM) solutions that bring together people, processes and information in global organizations. Today, the company supports approximately 20 million seats across 13,000 deployments in 114 countries and 12 languages worldwide. For more information on Open Text, go to: www.opentext.com.

About Hummingbird

Hummingbird is a leading global provider of enterprise software solutions. The Company’s enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird’s ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements relating to the success of any of the Company's strategic initiatives, the Company's growth and profitability prospects, the benefits of the Company's products to be realized by customers, the Company's position in the market and future opportunities therein, the deployment of Livelink and our other products by customers, and future performance of Open Text Corporation. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. Forward-looking statements in this release are not promises or guarantees and are subject to certain risks and uncertainties, and actual results may differ materially. The risks and uncertainties that may affect forward-looking statements include, among others, the failure to develop new products, risks involved in fluctuations in currency exchange rates, delays in purchasing decisions of customers, the completion and integration of acquisitions, the possibility of technical, logistical or planning issues in connection with deployments, the continuous commitment of the Company's customers, demand for the Company's products and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission (SEC), including the Form 10-K for the year ended June 30, 2005. You should not place undue reliance upon any such forward-looking statements, which are based on management's beliefs and opinions at the time the statements are made, and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

Copyright (C) 2006 by Open Text Corporation. LIVELINK and OPEN TEXT are trademarks or registered trademarks of Open Text Corporation in the United States of America, Canada, the European Union and/or other countries. This list of trademarks is not exhaustive. Other trademarks, registered trademarks, product names, company names, brands and service names mentioned herein are property of Open Text Corporation or other respective owners.

For more information, please contact

Paul McFeeters

Chief Financial Officer

Open Text Corporation

+1-905-762-6121

pmcfeeters@opentext.com

Anne Marie K. Schwartz

Director, Investor Relations

Open Text Corporation

+1-617-378-3369

aschwartz@opentext.com

Greg Secord

Director, Investor Relations

Open Text Corporation

+1-519-888-7111 ext.2408

gsecord@opentext.com

Inder Duggal

Chief Financial Officer

Hummingbird Ltd.

Tel: (416) 496-2200 ext.2205

inder.duggal@hummingbird.com

Dan Coombes

Director, Investor Relations

Hummingbird Ltd.

Tel: (416) 496-2200 ext. 6359

daniel.coombes@hummingbird.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUMMINGBIRD LTD.
(Registrant)
Date:	October 2, 2006	By:	/S/ INDER P.S. DUGGAL
			Name:	Inder P.S. Duggal
			Title:	Chief Financial Officer, Secretary and Treasurer